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SEC Mail Processing Section MAR 22 2018 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZEUS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5002 T-Rex Ave., Ste 235

(No. and Street)

BOCA RATON	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter (813) 442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions

(Name – *if individual, state last, first, middle name*)

5489 Wiles Road, Unit 303	Coconut Creek	FL	33073
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

4A

OATH OR AFFIRMATION

I, Vincent Butkevits, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZEUS SECURITIES, INC., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL D TELVI
MY COMMISSION #FF180916
EXPIRES December 3, 2018
(407) 398-0153 FloridaNotaryService.com

Signature

CEO

Title

3/19/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZEUS SECURITIES, INC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2017

ZEUS SECURITIES, INC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2017

CONTENTS

Report of Independent Registered Public Accounting Firm 1

FINANCIAL STATEMENTS:

Statement of financial condition 2

Statement of operations 3

Statement of changes in shareholder's equity 4

Statement of cash flows 5

Notes to financial statements 6-9

SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS 10

Schedule I - Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission 11

Schedule II - Computation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission 12

Schedule III – Computation for determination of reserve requirement and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission 13

Rule 15c3-3 Statement of Exemption 14

Report of Independent Registered Public Accounting Firm on Statement of Exemption 15

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members and Management
of Zeus Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zeus Securities, Inc., as of December 31, 2017, the related statements of operations, statement of changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Zeus Securities, Inc., as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Zeus Securities, Inc's. management. Our responsibility is to express an opinion Zeus Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Zeus Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange, Schedule II: Computation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission, and Schedule III: Statement on Exemption from the Computation of reserve requirement and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission and Rule 15c3-3 Statement of Exemption, has been subjected to audit procedures performed in conjunction with the audit of Zeus Securities, Inc.'s financial statements. The supplemental information is the responsibility of Zeus Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, The Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange, Schedule II: Computation of aggregate indebtedness under Rule 17a-5 of the Securities and Exchange Commission, and Schedule III: Statement on Exemption from the Computation of reserve requirement and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission and Rule 15c3-3 Statement of Exemption, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Zeus Securities, Inc.'s auditor since February 2018.
Coconut Creek, Florida
March 20, 2018

ZEUS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	255,076
Prepaid expenses		1,279
	$	256,355
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	35,115
Total liabilities		35,115
Shareholder's equity:		
Common stock		10,000
Paid in capital		1,275,363
Accumulated deficit		(1,064,123)
Total shareholder's equity		221,240
	$	256,355

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ZEUS SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Mutual fund income	$	3,762
Other income		88
Total revenues		3,850
EXPENSES:		
Salary and commission expense		26,648
Regulatory fees and expenses		12,492
Occupancy and equipment		4,194
Communication expenses		5,306
Office expense		4,002
Travel and entertainment		459
Professional fees		49,528
Other operating expenses		1,371
Total expenses		104,000
NET LOSS	$	(100,150)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ZEUS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year Ended December 31, 2017

	Common Stock - $1.00 par Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balances, January 1, 2017	10,000	$ 10,000	$ 972,471	$ (963,973)	$ 18,498
Capital contributions	-	-	302,892		302,892
Net loss	-	-	-	(100,150)	(100,150)
Balances, December 31, 2017	10,000	$ 10,000	$ 1,275,363	$ (1,064,123)	$ 221,240

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ZEUS SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(100,150)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(92)
Accounts payable and accrued expense		34,615
Net cash used by operating activities		(65,677)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributed by shareholder		302,892
Net cash provided by financing activities		302,892
NET CHANGE IN CASH		237,265
CASH, beginning of year		17,811
CASH, end of year	$	255,076

NOTE 1 – COMPANY ORGANIZATION AND NATURE OF BUSINESS

Company Operations

Zeus Securities, Inc. (the "Company") is engaged in the securities business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is a New York corporation and is a wholly-owned subsidiary of Orchid Bay Financial Holdings, LLC (the "Parent Company").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements

In 2017, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principal of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2017 the Company exceeded the federally insured limit by $4,423.

Income Taxes

Prior to the change in ownership, the Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company did not pay taxes on its corporate income earned through October 17, 2017. Instead, its stockholder was liable for the individual federal income taxes on its share of the Company's income, deduction, losses and credits.

After the change in ownership, the Company converted to a C corporation for the remainder of 2017. The deferred tax asset of approximately $22,700 resulting from the short period's net operating loss of $85,655 has been offset by a 100% valuation due to the uncertainty related to the anticipated time required to fully recognize the benefit.

The Company has not been informed of any income tax examinations by either the Internal Revenue Service or any state taxing authority for any tax years not barred by statue of limitations.

Revenue Recognition

Revenue from mutual fund and annuity transactions is recorded on the cash basis as payment is received from the carrier.

Customer Accounts

Customer Accounts – Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions for client assets help at the clearing firm are executed and cleared on behalf of the Company by Pershing LLC ("Pershing") on a fully disclosed basis. The Company's agreement with Pershing provides that as a clearing broker, Pershing will make and keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Pershing. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Customer Accounts – Directly Held Assets

Certain client assets are held away from Pershing (i.e. investments in annuities, life insurance policies, mutual funds, etc.). All customer funds received, if any, are promptly transmitted directly to the carrier.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities

Proprietary securities transactions are recorded on the trade date and valued at fair market value. Amounts receivable and payable for security transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition and marked-to-market as needed.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2017, there were no cash equivalents.

Subsequent Events

The Company has evaluated subsequent events and transactions through March 21, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company has determined that there were no subsequent events.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital as defined under such provisions. The firm's minimum net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. Additionally, the At December 31, 2017, the Company had net capital of $219,311 which was $119,311 in excess of its required capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 16.01% as of December 31, 2017.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the Company received $302,892 in capital contributions from its Shareholder.

NOTE 5 – BUSINESS COMBINATIONS

In 2016, Orchid Bay Financial Holdings, LLC entered into an agreement with the Company to initially purchase 10% of the Company's stock and to conditionally purchase the remaining 90% upon FINRA approval of the proposed change of ownership. During the year ended December 31, 2017, the Company received such approval from FINRA and in October 2017, the transaction was completed and Orchid Bay Financial Holdings, LLC became the new owner and Parent Company in consideration of a payment of $28,428.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2017 requiring contingent loss recognition.

NOTE 7 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

- Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

- Level 2 – Inputs to the valuation methodology are:
    - Quoted prices for similar assets or liabilities in active markets.
    - Quoted prices for identical or similar assets or liabilities in inactive markets.
    - Inputs other than quoted prices that are observable for the asset or liability.

NOTE 7 – FAIR VALUE MEASUREMENTS *(continued)*

- Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

At December 31, 2017, the Company did not own any financial instruments requiring fair value measurement.

NOTE 9 – GUARANTEES

The Company has not issued any guarantees during the year ended December 31, 2017.

SUPPLEMENTAL INFORMATION

Schedule I

ZEUS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	221,240
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		221,240
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Petty cash		650
Prepaid expenses and deposits		1,279
Other additions and/or credits		-
Net capital before haircuts on securities positions		219,311
Less: Haircuts and undue concentration		-
Net capital	$	219,311
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	2,341
Minimum dollar net capital requirement of reporting broker-dealer		100,000
Net capital requirement (greater of above)		100,000
Excess net capital	$	119,311
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	99,311
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2017	$	232,349
Miscellaneous office expense		(173)
Accrual for payroll related tax expense and legal/professional fees		(12,865)
Net capital	$	219,311

Schedule II

ZEUS SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	35,115
Percentage of aggregate indebtedness to net capital		16.01%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2017	$	22,250
Accrual for payroll related tax expense and legal/professional fees		12,865
Total aggregate indebtedness liabilities from Statement of Financial Condition:	$	35,115

Schedule III
ZEUS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As Of DECEMBER 31, 2017

Zeus Securities, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for determination of reserve requirement under Rule 15c3-3;

B) Information relating to the possession or control requirements under Rule 15c3-3.

ZEUS SECURITIES, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

Zeus Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2017 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: 3/14/18

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of Zeus Securities, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Zeus Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Zeus Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" (exemption provisions) and (2) Zeus Securities, Inc. stated that Zeus Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Zeus Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Zeus Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

March 20, 2018